June 16, 2025

Michael Pruitt
Interim Chief Executive Officer
Forward Industries, Inc.
700 Veterans Memorial Highway
Suite 100
Hauppauge, New York 11788

        Re: Forward Industries, Inc.
            Registration Statement on Form S-3
            Filed June 10, 2025
            File No. 333-287907
Dear Michael Pruitt:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Brian Bernstein, Esq.